Via Facsimile and U.S. Mail
Mail Stop 4720

September 11, 2009

Mr. Gearóid Faherty
Chairman and Chief Executive Officer
EURAND N.V.
Olympic Plaza
Fred. Roeskestraat 123, 1076 EE
Amsterdam, The Netherlands

Re: EURAND N.V.
Form 20-F for the Period Ended December 31, 2008
Filed March 31, 2009
File No. 001-33444

Dear Mr. Faherty:

We have reviewed your August 26, 2009 response to our August 14, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or interim filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Material Contracts, page 93

1. Refer to your response to comment one. Although you were granted confidential treatment, we believe that the disclosure of the general nature of the types of events that would trigger the milestone obligations would be informative to an understanding of when these obligations could become due and impact your liquidity. Please revise your proposed disclosure to describe the types of events that would trigger milestone payments. In addition, to the extent you believe it reasonably likely that a milestone will be triggered, please disclose the impact of the known uncertainty.

Operating and Financial Review and Prospects
Results of Operations
Research and Development Expenses, page 72

2. Refer to your response to comment two. Please tell us where you have quantified the research and development expenses on each of your major research and development projects. Revise your proposed disclosure to provide the requested breakout of your research and development expenses, including project inception-to-date totals. The sum of those expenses should materially agree to the research and development expenses reported on your statements of operations. In addition, your explanation of the increases in the research and development expenses being attributable to "the timing of clinical trials and other product development activities" is vague. Revise to discuss why the timing of clinical trials affected the expenses and to describe the differences in the product development activities between the periods being compared.

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 10: Income taxes, page F-18

3. The discussion you provided in response to comment three is vague. Please explain to us separately the nature of your uncertain tax positions related to transactions between certain subsidiaries in different jurisdictions resulting in your €1.8 million charge to tax provision in 2008. In your response, please explain to us the jurisdictions involved and what happened in 2008 warranting the provision, clarifying why the provision was not necessary in 2007 upon the adoption of FIN 48. In addition, please explain why you do not expect to have a continuing impact of similar transactions.

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Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Kei Ino, Staff Accountant, at (202) 551-3659 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant